

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2018

Robert M. Bakish
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

     Re: Viacom Inc.
        Form 10-K for the Fiscal Year Ended September 30, 2017
        Filed November 16, 2017
        Form 10-Q for the Quarterly Period Ended December 31, 2017
        Filed February 8, 2018
        File No. 001-32686

Dear Mr. Bakish:

     We have reviewed your filings and have the following comment.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Management's Discussion and Analysis of Results of Operations and Financial Condition
Revenues, page 18

1.   We note that your worldwide revenues decreased 8% in the quarter ended December 31, 2017 and that management discussed the reasons for this decline during your February 8, 2018 earnings call. In future filings, please expand your discussion concerning the underlying reasons for material changes in your quarterly operating results. Additionally, to the extent material, consider providing updates concerning the impact of your segment restructuring and the consolidation of your media network structure, particularly with respect to any new initiatives or monetization infrastructure that may affect your future financial results. Refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

Robert M. Bakish
Viacom Inc.
April 9, 2018
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Division of Corporation Finance
Office of Telecommunications